Aztar Corporation
2390 East Camelback Road
Suite 400
Phoenix, AZ 85016-3452

By EDGAR Transmission

August 15, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

                    Re:  Aztar Corporation Form 10-K
                         for the year ended December 31, 2005
                         File No. 001-5440

Ladies and Gentlemen:

We have received the letter of the Staff that was sent by David R. Humphrey dated August 10, 2006. For your convenience, we have numbered and repeated the Staff's comments prior to our responses.

General

1.	General

Staff's comment:

We have reviewed your responses to certain of our prior comments where you request future filing compliance rather than amending the filing. We will not object if you elect to comply in future filings.

Our response:

In connection with our responses to certain of the Staff's prior comments where we indicated we will comply, we elect to comply in future filings.

Financial Statements

2.	Note 13. Accounting for the Impact of the... Construction Accident, page F-28

Staff's comment:

We have reviewed your response to prior comment 5. However, please supplementally explain where you have reflected within the operating activities section of the cash flows statement, the insurance recoveries pertaining to "construction accident insurance recoveries" that are classified in operating income on the statements of operations, in the amounts of $871,000 for 2005 and $12,717,000 for 2004.

Our response:

Construction accident insurance recoveries recognized in 2005 and 2004, which totaled $871,000 and $12,217,000, respectively, were included in the operating activities section of the Consolidated Statements of Cash Flows as a component of net income, which is on an accrual basis. The net changes in construction accident receivables during 2005 and 2004 were reflected in the operating activities section of the Consolidated Statements of Cash Flows as a component of the (increase) decrease in receivables, which converts the construction accident insurance recoveries to the cash basis. We do not make an adjustment to remove these recoveries, so they remain in operating activities.
The Company acknowledges that:
. .. ..

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (602)381-4113 or Meridith P. Sipek at (602)381-4147 if you have any questions or comments.
Very truly yours, NEIL A. CIARFALIA Neil A. Ciarfalia Chief Financial Officer, Vice President and Treasurer

cc:  Meridith P. Sipek
     Andreas D. Coumides, PricewaterhouseCoopers LLP
     Jeffrey Brill, Skadden, Arps, Slate, Meagher & Flom LLP